AM 2/22/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 20 2002

SEC FILE NUMBER
8- 33242



02006097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JAMES L. FINEFROCK AND ASSOCIATES CORP. NASD #16079

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5335 Far Hills Avenue, Su. 318 Dayton, OH 45429

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dr. James L. Finefrock (937) 438-2820

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSHOT, BRAGG & ASSOCIATES, INC. CPAs

3066 KETTERING BOULEVARD, DAYTON, OH 45439-2214

(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 27 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES L. FINEFROCK, PRESIDENT, swear (XXXXXXX) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES L. FINEFROCK AND ASSOCIATES CORP., as of DECEMBER 31, 2001, xxxxxxx; are true and correct. I further swear (xxxxxxx) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

JAMES L. FINEFROCK AND ASSOCIATES CORP.

By ______________________
JAMES L. FINEFROCK, PRESIDENT

______________________ Notary Public

Exp. Date: MARILYN E. LEHMAN, Notary Public
In and for the State of Ohio
My Commission Expires Jan. 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- X (o) Independent Auditor's Report of Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2001

Filed Pursuant to Rule 17a-5(e)(3)
as a Public Document

SEC File Number 8-33242

GOLDSHOT, BRAGG & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
3066 KETTERING BOULEVARD
DAYTON, OH 45439


BUSINESS ADVISORS
MANAGEMENT CONSULTANTS
GBA

Goldshot, Bragg & Associates, Inc.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
of James L. Finefrock and Associates Corp.:

We have audited the accompanying statement of financial position of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition referred to above presents fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldshot Bragg & Associates Inc.
Dayton, Ohio
January 26, 2002

3066 Kettering Boulevard, Dayton, OH 45439-2214 • 937.297.3400 • fax: 937.297.3406 • email: gba@erinet.com • www.gbacpas.com

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 50,662
Certificate of Deposit	6,311
Total Current Assets	56,973
OTHER ASSETS	
Deferred Income Taxes	1,781
TOTAL ASSETS	$ 58,754
SHAREHOLDER'S EQUITY (Note 5):	
Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares	$ 500
Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None	0
Additional Paid-in Capital	139,267
Accumulated Deficit	(81,013)
TOTAL LIABILITIES AND EQUITY	$ 58,754

The accompanying notes are an integral part of this financial statement.

JOHNSTON, DRAGON & ASSOCIATES, INC.

REPORT

FORM X-17A-5

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders' of

JOHNSTON, DRAGON & ASSOCIATES, INC.

I have audited the accompanying statement of financial condition of Johnston, Dragon & Associates, Inc. as December 31, 2001 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Johnston, Dragon & Associates, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



February 4, 2002

JOHNSTON, DRAGON & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:		
Cash		$ 95,354
Petty cash		100
Total current assets		95,454
Investments - money market account		69,690
Other assets- NASD investment		3,300
Total assets		$ 168,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		$ 128,444
Total current liabilities		128,444
Stockholders' equity:		
Common stock, no par value: authorized 10,000 shares; outstanding 2,000 shares.	$ 2,000	
Additional paid-in-capital	63,000	
Retained earnings (deficit)	(25,000)	
Total stockholders' equity		40,000
Total liabilities and stockholders' equity		$168,444

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

JOHNSTON, DRAGON & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxes as an 'S' Corporation. The net income or loss of the company is passed through to the shareholder, and tax is then incurred by individual shareholders.

   Depreciation:

   Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. The following supplementary information is submitted:

   Exemption from Rule 15c3-3 is claimed under (K) (2) (b) :

   All customer transactions are cleared through another broker-dealers, CIBC World Markets Corp. on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $35,206. In January 2002, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $35,206.